Exhibit 99.1

Ellomay Capital Announces Execution of An Agreement for the Sale of Tax Credits of Texas Solar Projects

Tel-Aviv, Israel, Sept. 23, 2024 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, today announced a key achievement in its U.S. strategic growth plan. The Company has successfully entered into an agreement for the sale and transfer of Investment Tax Credits (ITCs) linked to its Fairfield (13.4 MW), Malakoff (13.92 MW), Mexia (11.1 MW), and Talco (10.5 MW) solar projects, all located in the State of Texas, USA. The agreement was executed with a reputable financial institution, with vast experience in executing tax credit transactions.

Through this transaction, the Company expects to receive approximately $19 million from the sale of Investment Tax Credits, representing approximately 32% of the expected total portfolio costs. The sale is facilitated under the Inflation Reduction Act’s new transferability provisions, allowing Ellomay to retain 100% of the operating profits from these projects. Funds from the sale of the ITCs generated from a project will be disbursed after such project is placed in service and meets the applicable requirements. The Company expects the Fairfield and Malakoff projects to be placed in service by the end of Q4 2024, and the Mexia and Talco projects to be placed in service by the end of Q2 2025. The agreement includes customary indemnification obligations (for damages not covered by tax insurance policy), including in connection with certain continued eligibility requirements and scope of the ITCs, for which the Company provided a guarantee to the purchaser of the ITCs.

Ran Fridrich, CEO and a board member of Ellomay, said “The agreement to sell the Investment Tax Credits to an institutional buyer represents a major milestone in the development of Ellomay’s solar portfolio in Texas and underscores the Company’s commitment to expanding its renewable energy presence in the U.S. The Company sees great importance in its ability to sell the ITCs while maintaining the benefits of accelerated depreciation in the Company. The Company believes that additional projects in the pipeline will be able to follow a similar strategy.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are listed on the NYSE American and the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating photovoltaic power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by the Company) and approximately 20 MW of operating photovoltaic power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Ellomay Solar Italy Ten SRL that is construction a photovoltaic plant (18 MW) in Italy;

●	Ellomay Solar Italy Four SRL (15.06 MW), Ellomay Solar Italy Five SRL (87.2 MW), Ellomay Solar Italy Seven SRL (54.77 MW), Ellomay Solar Italy Nine SRL (8 MW) and Ellomay Solar Italy Fifteen SRL (10 MW) that are developing photovoltaic projects in Italy that have reached “ready to build” status; and

●	Fairfield Solar Project, LLC (13.44 MW), Malakoff Solar I, LLC (6.96 MW) and Malakoff Solar II, LLC (6.96 MW), that are constructing photovoltaic plants and Mexia Solar I, LLC (5.6 MW), Mexia Solar II, LLC (5.6 MW), and Talco Solar, LLC (10.3 MW), that are developing photovoltaic projects that have reached “ready to build” status, all in the Dallas Metropolitan area, Texas.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the delays or failure in placing into service of any or all of the Texas solar facilities, failure to meet the continued eligibility requirements for the ITCs, changes in the markets and economy, changes in electricity prices and demand, continued war and hostilities in Israel and Gaza, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com